Exhibit 99.2
E-mail from Mike Tattersfield
3900 Lakebreeze Avenue North
Brooklyn Center, Minnesota 55429
Re: Proposed Stock Option Exchange Program
To All Caribou Coffee Team Members,
We have been exploring ways to address employee stock option grants that are “underwater,” meaning the exercise price is higher than our current share price. Today, I’m pleased to announce that we are asking stockholders to approve a one-time, voluntary exchange program that would allow most option holders to exchange certain underwater options for new options at current market conditions.
Option exchanges are governed by SEC and NASDAQ regulations. A description of the proposed exchange program is outlined in our preliminary proxy statement that was filed yesterday. Stockholders will vote on this proposal at our annual stockholders’ meeting on May 21st. Until stockholders approve the exchange program and we begin the exchange, there’s nothing you need to do. I’ll update you again following our annual stockholders’ meeting on May 21st.
Sincerely,
Mike Tattersfield
President and Chief Executive Officer
     The Option Exchange Program described in this letter has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.
     In connection with the proposal to be voted on by the Company’s stockholders with respect to approval of the Option Exchange Program, the Company has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Stockholders are urged to read such materials as and when they become available and before making any voting decision, because they will contain important information about the proposal to be voted on by stockholders with respect to the Option Exchange Program.
     Stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company by directing a written request to: Caribou Coffee Company, Inc., 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota 55429, Attention: Secretary, or by telephone at (763) 592-2200.